UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2014

Golar LNG Partners LP
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated August 26, 2014.

Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2014

Highlights

•
Golar LNG Partners LP ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $37.8 million and operating income of $62.1 million for the second quarter of 2014 ("the second quarter")

•	Generated distributable cash flow of $45.1 million for the second quarter of 2014 with a coverage ratio of 1.25

•	Declared a second quarter 2014 distribution of $0.5475 per unit, representing a 4.8% increase from the previous quarter's distribution.

Financial Results Overview
Golar Partners reports net income attributable to unit holders of $37.8 million and operating income of $62.1 million for the second quarter, as compared to net income attributable to unit holders of $32.7 million and operating income of $53.8 million for the first quarter of 2014 ("the first quarter") and net income attributable to unit holders of $28.0 million and operating income of $44.4 million for the second quarter of 2013.
The improvement in operating income over the same period in 2013 is a reflection of three factors. First, the FSRU Golar Igloo, acquired on March 28, was revenue generating for all of the second quarter but did not contribute to second quarter 2013 results. Secondly, two vessels, the LNG carrier Methane Princess and FSRU Golar Winter were in drydock during the second quarter of 2013 incurring 70 days of offhire and associated positioning costs between them. No drydocks with a revenue impact to the Partnership are planned for 2014. Thirdly, during the intervening period, there was an increase in the charter rate for Golar Winter to compensate for modification works that were undertaken in conjunction with the drydock. The improved results are partially offset by increased depreciation and amortization as a consequence of the acquisition of the Golar Igloo and the additional investment in the Golar Winter modifications and higher drydock amortisation following the heavy drydocking program undertaken by the Partnership over the same period last year.

A full quarter's contribution from the Igloo versus 4 days in the first quarter together with an additional calendar day in the second quarter accounts for the $13.6 million increase in revenue net of voyage expenses from $86.5 million in the first quarter to $100.1 million in the second quarter. Operating expenses increased by $3.1 million. Of this, $1.4 million was incremental additional cost in connection with the Igloo, $0.8 million relates to the provision for settlement of a pre-acquisition claim and has a corresponding receivable from Golar LNG Limited ("Golar") in the balance sheet and the remaining $0.9 million covers general operating cost categories across the fleet. Administration expenses were however marginally lower in the second quarter by $0.1 million.

As anticipated, net interest expense increased to $11.0 million for the second quarter of 2014 compared to $9.6 million for the first quarter. The increase primarily reflects a full quarter’s interest on the $161 million debt and $100 million swap assumed upon acquisition of the Igloo, partly offset by savings in respect of two relatively high cost interest rate swaps that matured during the quarter. As at June 30, the Partnership has undrawn facilities of $60 million.
Other financial items for the second quarter recorded a loss of $8.0 million compared with a loss of $6.2 million in the first quarter. This included non-cash mark-to-market valuation losses on interest rate swaps of $3.3 million in the second quarter compared to $1.8 million in the first quarter.
Tax at $2.6 million for the second quarter is $0.2 million less than the first quarter notwithstanding additional charges in respect of the Igloo FSRU operating in Kuwait. This reduction principally relates to a credit to tax expense resulting from a year-to-date reassessment of current tax estimates.
The Partnership's Distributable Cash Flow1 for the second quarter was $45.1 million as compared to $36.1 million in the first quarter and the coverage ratio was 1.25 as compared to 1.06 for the first quarter. The lower first quarter coverage ratio reflects distributions paid on the additional units issued ahead of the Igloo acquisition. Had distributions paid on these new units been excluded, the coverage ratio in the first quarter would have been 1.16.

On July 17, 2014, Golar Partners declared a distribution for the second quarter of 2014 of $0.5475 per unit, which was paid on August 12, 2014 on total units of 62,870,335.

Financing and Liquidity
As of June 30, 2014, the Partnership had cash and cash equivalents of $48.5 million and undrawn revolving credit facilities of $60 million. Total debt and capital lease obligations net of restricted cash was $1,094.4 million as of June 30, 2014.
Based on the above debt amount and annualized2 second quarter 2014 adjusted EBITDA3, Golar Partners has a strong balance sheet with a debt to adjusted EBITDA multiple of 3.3 times.

Included within the current portion of long term debt is an $82.0 million debt facility in respect of the Golar Maria that matures in December 2014. The Partnership plans to refinance this facility ahead of its expiration and is in discussions with a number of banks with a view to financing the Golar Maria debt as well as refinancing some of the Partnership's other debt. The Board is confident that the facility can be refinanced on attractive terms.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
2Annualized means the figure for the quarter multiplied by 4.
3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

As of June 30, 2014, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,073.4 million (including swaps with a notional value of $227.2 million in connection with the Partnership's bonds but excluding $100 million of forward starting swaps) representing approximately 98.1% of total debt and capital lease obligations, net of restricted cash. The average fixed interest rate of swaps related to bank debt is approximately 2.0% with average maturity of approximately 3.6 years as of June 30, 2014.

As of June 30, 2014, the Partnership had outstanding bank debt of $873.3 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.3%. In addition, the Partnership has bonds of $212.1 million with a fixed rate of 6.485%.

Outlook

As reported last quarter, the Partnership completed the acquisition of the Golar Igloo in March 2014 which adds a five year contract with Kuwait National Petroleum Company to the revenue backlog, and as a result has increased distributions by 4.8% to $0.5475 per quarter.

The Partnership's next identified potential acquisition is the FSRU Golar Eskimo, which has been chartered to the Government of Jordan on a 10 year contract. The vessel will be moored at a purpose built structure that is to be constructed by the Aqaba Development Corporation off the Red Sea port of Aqaba. The Golar Eskimo is expected to commence its contract in the first half of 2015.

Golar Partners fleet performed well during the quarter with 99.6% utilization underlying a strong operating earnings result and distributable cash flow coverage of 1.25x. The Partnership is also in a strong financial position with a net debt to EBITDA ratio of 3.3, which enables it to increase debt levels somewhat to fund future acquisitions.

As at the end of the second quarter, Golar Partners has a total order backlog of $2.4 billion with an average remaining contract length of 6.0 years. This order backlog significantly reduces financial risk for the Partnership and eliminates any exposure to the current weak LNG shipping market.

Golar Partners next acquisition is likely to be the Golar Eskimo and the Partnership is confident about further FSRU as well as LNG carrier acquisition opportunities from Golar over the next 24 months. Looking further forward, the Board is excited about the potential acquisition of floating liquefaction assets from Golar, which will likely be high margin and long contract duration assets. This growth potential underpins the Board’s confidence in the Partnership's ability to continue to increase its earnings and distributions over time.

Even if growth in distributions for 2014 and 2015 is likely to be under 10 percent, the Board is confident that a realistic long term target for growth in distributions, supported by the investments in FLNG, should be above 10 percent.

August 26, 2014
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2014	2013	2014	2014	2013
	Apr-Jun	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands)

Total operating revenues	$101,587	$78,299	$87,690	$189,277	$153,226
Vessel operating expenses	16,697	14,070	13,631	30,328	27,200
Voyage and commission expenses	1,534	1,518	1,189	2,723	3,212
Administrative expenses	1,337	1,328	1,449	2,786	2,594
Depreciation and amortization	19,895	16,991	17,648	37,543	30,666
Total operating expenses	39,463	33,907	33,917	73,380	63,672

Operating income	62,124	44,392	53,773	115,897	89,554

Financial (expenses) income
Interest income	277	259	300	577	532
Interest expense	(11,291)	(10,589)	(9,881)	(21,172)	(20,970)
Other financial items	(7,995)	(114)	(6,204)	(14,199)	966
Net financial expenses	(19,009)	(10,444)	(15,785)	(34,794)	(19,472)

Income before tax	43,115	33,948	37,988	81,103	70,082
Tax	(2,588)	(4,021)	(2,804)	(5,392)	(7,156)

Net income	40,527	29,927	35,184	75,711	62,926
Less: Net income attributable to non-controlling interests	(2,766)	(1,961)	(2,443)	(5,209)	(4,644)

Net income attributable to Golar LNG Partners LP Owners	$37,761	$27,966	$32,741	$70,502	$58,282

Weighted average units outstanding (in thousands of units):
Common units	45,663	40,563	45,663	45,663	39,728
Subordinated units	15,949	15,949	15,949	15,949	15,949
General partner units	1,257	1,153	1,257	1,257	1,136

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At June 30,	At December 31,
	2014	2013
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	$48,478	$103,100
Restricted cash	24,921	24,451
Inventories	425	1,085
Other current assets	34,138	7,743
Total Short-Term Assets	107,962	136,379
Long-term
Restricted cash	150,867	145,725
Vessels and vessels under capital leases, net	1,684,453	1,409,284
Other long term assets	24,111	29,831
Total Assets	$1,967,393	$1,721,219

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	$20,000	$—
Current portion of long-term debt	199,960	156,363
Current portion of obligations under capital leases	116	—
Other current liabilities	95,214	78,720
Amounts due to related parties	15,533	5,989
Total Short-Term Liabilities	330,823	241,072
Long-term
Long-term debt	885,416	733,108
Obligations under capital leases	164,724	159,008
Other long-term liabilities	17,594	17,904
Total Liabilities	1,398,557	1,151,092

Equity
Total Partners' capital	504,992	501,744
Accumulated other comprehensive loss	(4,722)	(2,394)
Non-controlling interest	68,566	70,777

Total Liabilities and Equity	$1,967,393	$1,721,219

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2014	2013	2014	2014	2013
	Apr-Jun	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun

OPERATING ACTIVITIES
Net income	$40,527	$29,927	$35,184	$75,711	$62,926
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,895	16,991	17,648	37,543	30,666
Amortization of deferred charges	990	3,408	861	1,851	4,075
Drydocking expenditure	(1,231)	(13,764)	(248)	(1,479)	(37,593)
Trade accounts receivable	(21,991)	(7,599)	(386)	(22,377)	(9,773)
Inventories	332	364	337	669	317
Prepaid expenses, accrued income and other assets	2,531	646	6,884	9,415	(3,289)
Amount due to/ from related companies	3,408	7	(775)	2,633	(1,208)
Trade accounts payable	520	4,901	(18)	502	4,518
Accrued expenses	2,531	(2,229)	2,411	4,942	2,288
Unrealized foreign exchange losses/(gains)	234	(4)	(135)	99	(7,935)
Interest element included in obligations under capital leases	—	57	15	15	118
Other current liabilities	4,382	5,009	(1,059)	3,323	(4,264)
Net cash provided by operating activities	52,128	37,714	60,719	112,847	40,846

INVESTING ACTIVITIES
Additions to vessels and equipment	(527)	(2,339)	(192)	(719)	(2,443)
Acquisition of subsidiaries, net of cash acquired	—	—	(148,048)	(148,048)	(117,517)
Restricted cash and short-term investments	(51)	62,601	198	147	55,976
Net cash (used in)/provided by investing activities	(578)	60,262	(148,042)	(148,620)	(63,984)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	—	—	—	130,244
Proceeds from short-term debt due to related parties	—	20,000	20,000	20,000	20,000
Proceeds from long-term debt	5,000	225,000	70,000	75,000	225,000
Payments in connection with the lease terminations (including payment in respect of related Golar Winter currency swap termination)	—	(250,980)	—	—	(250,980)
Repayments of obligations under capital leases	(41)	(744)	—	(41)	(2,365)
Repayments of long-term debt	(19,192)	(27,580)	(19,158)	(38,350)	(41,607)
Non-controlling interest dividend	(3,760)	—	(3,660)	(7,420)	—
Cash distributions paid	(34,014)	(31,453)	(33,991)	(68,005)	(58,083)
Financing costs paid	—	(4,127)	(33)	(33)	(4,313)
Net cash (used in)/provided by financing activities	(52,007)	(69,884)	33,158	(18,849)	17,896

Net (decrease)/increase in cash and cash equivalents	(457)	28,092	(54,165)	(54,622)	(5,242)
Cash and cash equivalents at beginning of period	48,935	32,993	103,100	103,100	66,327
Cash and cash equivalents at end of period	$48,478	$61,085	$48,935	$48,478	$61,085

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended June 30, 2014	Three months ended March 31, 2014
Net income	$40,527	$35,184
Add:
Depreciation and amortization	19,895	17,648
Unrealized loss from interest rate derivatives	3,294	1,831
Unrealized net loss/(gain) from foreign exchange retranslation	234	(135)
Deferred costs amortization	990	861
Costs indemnified by Golar LNG	750	—

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(16,937)	(15,984)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(3,647)	(3,315)

Distributable cash flow	$45,106	$36,090

Distributions declared:
Limited partners	$34,454	$32,193
General partner	1,614	1,821

Coverage ratio	1.25	1.06

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended June 30,
(in thousands)	2014	2013
Net income	$40,527	$29,927

Depreciation and amortization	19,895	16,991
Net financial expenses	19,009	10,444
Tax	2,588	4,021

Adjusted EBITDA	$82,019	$61,383
Annualized adjusted EBITDA	$328,076	$245,532

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•
statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Igloo, which we acquired from Golar in March 2014;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: August 26, 2014	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer